

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 23, 2022

Patrick Gadson
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

> **Re: Turtle Beach Corp**
> **Soliciting Material filed pursuant to Rule 14a-12**
> **Filed March 23, 2022**
> **File No. 001-35465**

Dear Mr. Gadson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Soliciting Material filed pursuant to Rule 14a-12

Soliciting Materials, page 2

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your assertion that "Donerail still wants to control Turtle Beach." Also, to the extent you continue referring to Donerail obtaining control of the company through the proxy contest, review any future disclosure to clarify that directors owe their fiduciary duties to the company's shareholders, not to the party nominating them, and that the control of the company to which you are referring does not extend to ownership of the company.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions